                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal years ended December 31, 2002 and 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             FOOT LOCKER 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                FOOT LOCKER, INC.
                              112 WEST 34TH STREET
                               NEW YORK, NY 10120

                             FOOT LOCKER 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                                      Index

                                                                                           Page
                                                                                           ----
Independent Auditors' Report                                                                  1

Statements of Net Assets Available for Benefits as of
   December 31, 2002 and 2001                                                                 2

Statements of Changes in Net Assets Available for Benefits
   for the years ended December 31, 2002 and 2001                                             3

Notes to Financial Statements                                                              4-12

Supplemental Schedule:

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
   as of December 31, 2002                                                                   13

Signature                                                                                    14

Index of Exhibits                                                                            15

                          INDEPENDENT AUDITORS' REPORT

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 26, 2003

                             FOOT LOCKER 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2001

                                                                                    2002
                                                                -------------------------------------------
                                                                Participant-  Nonparticipant-
                                                                  Directed        Directed
                                                                ------------  ---------------
                                                                                Foot Locker
                                                                               Common Stock
                                                                Total Funds        Fund           Total
                                                                ------------  ---------------  ------------
Assets:
     Investments, at fair value                                 $ 32,241,962  $     3,772,563  $ 36,014,525

     Receivables:
          Employer's contribution                                          -        1,403,441     1,403,441
                                                                ------------  ---------------  ------------

Total assets                                                      32,241,962        5,176,004    37,417,966
                                                                ------------  ---------------  ------------

Liabilities:
          Excess contributions payable to participants               193,828                -       193,828
                                                                ------------  ---------------  ------------

Net assets available for benefits                               $ 32,048,134  $     5,176,004  $ 37,224,138
                                                                ============  ===============  ============

                                                                                     2001
                                                                -------------------------------------------
                                                                Participant-  Nonparticipant-
                                                                  Directed       Directed
                                                                ------------  ---------------
                                                                                Foot Locker
                                                                                Common Stock
                                                                Total Funds         Fund          Total
                                                                ------------  ---------------  ------------
Assets:
     Investments, at fair value                                 $ 34,367,180  $     5,014,695  $ 39,381,875

     Receivables:
          Employer's contribution                                          -        1,327,496     1,327,496
                                                                ------------  ---------------  ------------

Total assets                                                      34,367,180        6,342,191    40,709,371
                                                                ------------  ---------------  ------------

Liabilities:
          Excess contributions payable to participants               191,872                -       191,872
                                                                ------------  ---------------  ------------

Net assets available for benefits                               $ 34,175,308  $     6,342,191  $ 40,517,499
                                                                ============  ===============  ============

                 See accompanying notes to financial statements.

                             FOOT LOCKER 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                          2002
                                                                      -------------------------------------------
                                                                      Participant-  Nonparticipant-
                                                                        Directed       Directed
                                                                      ------------  ---------------
                                                                                      Foot Locker
                                                                                      Common Stock
                                                                      Total Funds         Fund           Total
                                                                      ------------  ---------------  ------------
Additions:
  Additions (reductions) to net assets attributed to:
     Investment income (loss):
              Net depreciation in fair value of investments           $ (7,236,240) $    (1,809,477) $ (9,045,717)
              Dividends                                                    410,318                -       410,318
              Interest                                                      62,723                -        62,723

     Contributions:
              Participants'                                              9,412,217                      9,412,217
              Employer's                                                         -        1,403,441     1,403,441

                                                                      ------------  ---------------  ------------
                 Total additions (reductions)                            2,649,018         (406,036)    2,242,982
                                                                      ------------  ---------------  ------------

Deductions:
  Deductions from net assets attributed to:
     Benefits paid to participants                                      (3,190,857)        (572,342)   (3,763,199)
     Loan administrative & maintenance fees                                 (9,707)          (2,576)      (12,283)
                                                                      ------------  ---------------  ------------
                 Total deductions                                       (3,200,564)        (574,918)   (3,775,482)
                                                                      ------------  ---------------  ------------

                 Net (decrease) increase before transfers from plan       (551,546)        (980,954)   (1,532,500)

     Transfers from plan (Note 3)                                       (1,575,628)        (185,233)   (1,760,861)
                                                                      ------------  ---------------  ------------

                 Net (decrease) increase                                (2,127,174)      (1,166,187)   (3,293,361)

Net assets available for benefits:
  Beginning of year                                                     34,175,308        6,342,191    40,517,499
                                                                      ------------  ---------------  ------------
  End of year                                                         $ 32,048,134  $     5,176,004  $ 37,224,138
                                                                      ============  ===============  ============

                                                                                             2001
                                                                      ------------     ------------------------------
                                                                      Participant-     Nonparticipant-
                                                                        Directed          Directed
                                                                      ------------     ----------------
                                                                                         Foot Locker
                                                                                         Common Stock
                                                                      Total Funds            Fund            Total
                                                                      --------------   ----------------  ------------
Additions:
  Additions (reductions) to net assets attributed to:
     Investment income (loss):
              Net depreciation in fair value of investments           $ (3,424,998)    $        (29,201) $ (3,454,199)
              Dividends                                                    538,709                    -       538,709
              Interest                                                      80,191                    -        80,191

     Contributions:
              Participants'                                              9,235,163                          9,235,163
              Employer's                                                         -            1,327,496     1,327,496

                                                                      ------------     ----------------  ------------
                 Total additions (reductions)                            6,429,065            1,298,295     7,727,360
                                                                      ------------     ----------------  ------------

Deductions:
  Deductions from net assets attributed to:
     Benefits paid to participants                                      (4,900,184)            (781,624)   (5,681,808)
     Loan administrative & maintenance fees                               (107,944)             (47,332)     (155,276)
                                                                      ------------     ----------------  ------------
                 Total deductions                                       (5,008,128)            (828,956)   (5,837,084)
                                                                      ------------     ----------------  ------------

                 Net (decrease) increase before transfers from plan      1,420,937              469,339     1,890,276

     Transfers from plan (Note 3)                                                -                    -            --
                                                                      ------------     ----------------  ------------

                 Net (decrease) increase                                 1,420,937              469,339     1,890,276

Net assets available for benefits:
  Beginning of year                                                     32,754,371            5,872,852    38,627,223
                                                                      ------------     ----------------  ------------
  End of year                                                         $ 34,175,308     $      6,342,191  $ 40,517,499
                                                                      ============     ================  ============

                 See accompanying notes to financial statements.

                             FOOT LOCKER 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF PLAN

         The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Effective January 1, 2002, the Board of Directors of the Company appointed The Sterling Trust Company ("Sterling") as the trustee of the Plan, replacing Scudder Trust Company ("Scudder"). Paine Webber was selected to be the new investment advisor, BISYS was selected to be the new recordkeeper and OppenheimerFunds was selected to provide investment management services to the Plan. The Plan's assets, with the exception of the Foot Locker Stock Fund and the amounts invested in the New England Guaranteed Fund, were liquidated by Scudder and transferred to BISYS on January 1, 2002. Investments in the Foot Locker Stock Fund and the New England Guaranteed Fund were transferred in-kind to OppenheimerFunds together with the remaining Plan assets. The Plan balances invested at Scudder were transferred to new funds with similar investment and performance strategies. The New England Guaranteed Fund contracts were subsequently cancelled and invested in the Oppenheimer Capital Preservation Fund. On September 1, 2002,
         Matrix Capital Bank Trust Services replaced Sterling as the trustee.
         On December 20, 2002, Merrill Lynch began to provide investment management services to the Plan in place of Paine Webber.

         (a)      GENERAL

                  The Plan is a defined contribution plan generally covering all U.S. employees of Foot Locker, Inc. (the "Company") and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours and who have enrolled in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

         (b)      CONTRIBUTIONS

                  The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre-tax annual compensation for participants who meet the eligibility requirements. Effective January 1, 2002, the maximum allowable salary reduction contribution was increased to 25% from 15% of pre-tax annual compensation, as defined in the Plan. Also effective on January 1, 2002, participants may elect to change their contribution rate and salary reduction agreement as often as daily, whereas only quarterly elections were permitted previously. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan was $11,000 for 2002 and $10,500 for 2001. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company's option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be

                             FOOT LOCKER 401(k) PLAN

         (b),     CONTINUED

                  invested in Foot Locker Shares, to be held in the Foot Locker Common Stock Fund. Matching contributions for 2002 and 2001 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan's year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. Effective on January 1, 2002, participants who have attained the age of 50 may make catch-up contributions of up to $1,000, as defined by the Plan. These contributions are not eligible for matching contributions by the Company. No additional contributions were made for 2002 and 2001. In March 2003 and 2002, the Plan reimbursed certain participants for excess amounts contributed to the Plan during 2002 and 2001, respectively.

         (c)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings and reduced by
                  (c) Plan net losses and (d) loan initiation fees, when applicable, and maintenance fees, which are paid by the participants. Allocations are based on participant's salary deferrals or account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         (d)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's regular and discretionary matching contributions and earnings thereon is over a one to five year period; a participant vests 20% per year after the first year of vesting service and is 100% vested after five years of vesting service.

         (e)      INVESTMENT OPTIONS

                  Effective January 1, 2002, participants may change their investment options daily. Prior to this, participants were able to change their investment options quarterly. At December 31, 2002, each participant may direct his or her contributions to the following funds in 1% increments:

                           Oppenheimer Champion Income Fund - Participant's assets are invested in a mutual fund with a portfolio of high-yield, lower-rated fixed-income securities as a primary goal. The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

                           Oppenheimer Quest Balanced Value Fund - Participant's assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. Corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund's primary objective is to seek capital growth and investment income.

                             FOOT LOCKER 401(k) PLAN

         (e),     CONTINUED

                  Oppenheimer Quest Opportunity Value Fund - Participant's assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund's design is similar to the Quest Balanced Value Fund. The fund is designed to seek growth of capital.

                  Oppenheimer Capital Appreciation Fund - Participant's assets are invested in a mutual fund with a portfolio of common stock of "growth" companies. "Growth" companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

                  Oppenheimer Global Fund - Participant's assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries. The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

                  Oppenheimer Capital Preservation Fund - Participant's assets are invested in a money market fund which mainly invests in the shares of other Oppenheimer mutual funds. The fund also buys special investment contracts from financial institutions such as banks that are intended to stabilize the fund's share prices. The fund's shares are offered only to retirement plans and 403(b)(7) custodial plans. The fund is designed to seek high current income while seeking to maintain stable prices for its shares.

                  Fidelity Advisor Dividend Growth Fund - Participant's assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company's financial strength and growth potential. The fund is designed to invest in companies in the technology and finance areas with stable growth.

                  Federated Max-Cap Index Fund - Participant's assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index. The fund's objective is to parallel the return of the S&P 500 Stock Index.

                  Fidelity Advisor Mid Cap Fund - Participant's assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

                  John Hancock Small Cap Equity Fund - Participant's assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund's objective is to seek capital appreciation.

                             FOOT LOCKER 401(k) PLAN

         (e),     CONTINUED

                  Calvert Income Fund - Participant's assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund's objective is to maximize long-term income combined with the preservation of capital.

                  Foot Locker Common Stock Fund - Participant's assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

         As of December 31, 2001, the following investment options were available to participants. Participants were able to direct their contributions to any of the listed funds during 2001 in 5% increments. These funds have since been eliminated as investment options.

                  Scudder Stable Value Fund - Participant's assets were invested in a collective investment trust with a portfolio of guaranteed investment contracts, bank investment contracts, synthetic contracts, private placements and cash equivalents including traditional money market instruments. This fund is designed to have minimal fluctuation in principal value.

                  Scudder Growth and Income Fund - Participant's assets were invested in a mutual fund with a diversified stock portfolio investing primarily in common stocks, preferred stocks, and securities convertible into common stock. The fund allocates its investments among different industries and companies and adjusts its portfolio securities for investment considerations and not for trading purposes.

                  Scudder Stock Index Fund - Participant's assets were invested in a bank-maintained collective investment trust. The fund's objective is to match the total return of the Standard & Poor's 500 Stock Index.

                  Scudder Global Fund - Participant's assets were invested in a mutual fund with a diversified portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks, and convertible debt securities. The fund invests on a worldwide basis in companies, which are incorporated in the U.S. or in foreign countries.

                  Scudder Pathway Balanced Portfolio - Participant's assets were invested in a mix of Scudder stock, bond and stable value mutual funds. The portfolio provides built-in diversification and the growth potential of equity investments mixed with the income potential of fixed-income investments.

                  Managers Special Equity Fund - Participant's assets were invested primarily in equity securities expected to have superior earnings and growth potential. The fund invests at least 65% of its assets in equity securities of small-to-medium capitalization companies with emphasis placed on those with market capitalizations of under $1 billion.

                             FOOT LOCKER 401(k) PLAN

         (e),     CONTINUED

                  Foot Locker Common Stock Fund - Participant's assets were invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

         In addition to the investment options prior to January 1, 2002, certain contributions of former participants of the Eastbay Plan were invested in the New England Guaranteed Fund. The fund was in the general account of and was included in the general assets of the New England Mutual Life Insurance Company ("New England") and earned a guaranteed rate of interest. Under the agreement between Eastbay, Inc. (a wholly owned subsidiary of the Company) and New England, these monies could not be transferred to other funds within the Plan until the contracts expired. The contracts were for a term of seven years and expired annually through 2004 or earlier, which was at the discretion of New England. As the contracts expired, the monies were rolled over into the Scudder Stable Value Fund, an equivalent fixed income fund and the participants were then able to reallocate the funds at their discretion. The New England Fund was not available for additional investments and all contracts were terminated by the end of 2002.

         (f)      PARTICIPANT LOANS RECEIVABLE

                  Effective January 1, 2002, participants may borrow from their fund accounts once each year a minimum of $1,000 (prior to this date, the minimum loan amount was $500) up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is paid ratably through regular payroll deductions.

         (g)      PAYMENT OF BENEFITS

                  Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have the investment in the Foot Locker Common Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares.

                  Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

                             FOOT LOCKER 401(k) PLAN

         (h)      EXPENSES OF ADMINISTERING THE PLAN

                  To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

         (i)      FORFEITURES

                  Forfeitures are allocated as of the last day of the Plan year. Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. In 2002 and 2001 all administrative expenses were paid from forfeited non-vested accounts. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $81,981 and $58,321, respectively.

(2)      SUMMARY OF ACCOUNTING PRINCIPLES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and changes therein and disclosure of contingent assets and liabilities. Actual results are not expected to differ significantly from those estimates.

         (b)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Foot Locker Shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (c)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

                             FOOT LOCKER 401(k) PLAN

(3)      TRANSFERS FROM PLAN

         In September 2001, the Company sold the stock of The San Francisco Music Box Company ("SFMB"). The SFMB participants' account balances remained in the Foot Locker 401(k) Plan throughout the remainder of 2001 and continued to participate in the earnings, losses and benefits of the Plan. During 2002, the SFMB participants' balances, which amounted to $1,760,861, were transferred to The San Francisco Music Box Company 401(k) Plan.

(4)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)      TAX STATUS

         The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 15, 2002. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)      CONCENTRATIONS OF RISKS AND UNCERTAINTIES

         The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

                             FOOT LOCKER 401(k) PLAN

(7)      INVESTMENTS

         The following investments represent five percent or more of the Plan's net assets.

                                                                                     December 31,
                                                                      ---------------------------------------
                                                                             2002                 2001
                                                                      ---------------     -------------------
Federated Max-Cap Index Fund - 316,166 shares                         $     5,624,610     $                 -

Oppenheimer Quest Balanced Value Fund - 439,776 shares                $     5,554,382     $                 -

Oppenheimer Capital Preservation Fund - 532,233 shares                $     5,322,330     $                 -

Oppenheimer Quest Opportunity Value Fund - 146,834 shares             $     3,819,177     $                 -

Oppenheimer Capital Appreciation Fund - 116,723 shares                $     3,491,194     $                 -

Oppenheimer Global Fund - 95,201 shares                               $     3,450,104     $                 -

Scudder Growth and Income Fund - 408,338 shares                       $             -     $         8,599,600

Scudder Stock Index Fund - 212,234 shares                             $             -     $         6,942,159

Scudder Stable Value Fund - 4,902,459 shares                          $             -     $         4,902,459

Scudder Pathway Balanced Portfolio - 378,348 shares                   $             -     $         4,029,406

Scudder Global Fund - 185,092 shares                                  $             -     $         4,018,354

Foot  Locker  Common  Stock  Fund -  547,864  shares  and  503,334
shares, respectively                                                  $    *5,752,581     $      ** 7,877,151

*  359,291 shares, or $3,772,563 nonparticipant-directed

** 320,428 shares, or $5,014,695 nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,045,717 and by $3,454,199 in 2002 and 2001, respectively, as follows:

                                                                   2002             2001
                                                              -------------     -------------
Mutual funds                                                  $  (6,355,102)    $  (3,469,848)
Common stock                                                     (2,690,615)           15,649
                                                              -------------     -------------
                                                              $  (9,045,717)    $  (3,454,199)
                                                              =============     =============

                             FOOT LOCKER 401(k) PLAN

(8)      RELATED PARTY TRANSACTIONS

         The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds which are owned and managed by OppenheimerFunds, who has been designated as the investment manager. The Plan invests in Common Stock of the Company and issues loans to participants, which are secured by the balances in the participants' accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the trustee in purchasing shares of the Company's stock. These transactions qualify as party-in-interest transactions.

(9)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of benefits paid to participants for the year ended December 31:

                                                                        2002             2001
                                                                        ----             ----
Benefits paid to participants per the financial statements          $  3,763,199    $  5,681,808
Add: Amounts payable at December 31, 2002                                      -               -
Less: Amounts payable at December 31, 2001                                     -         (49,205)
                                                                    ------------    ------------
Benefits paid to participants per the Form 5500                     $  3,763,199    $  5,632,603
                                                                    ============    ============

         All amounts for benefit claims of withdrawing participants that were approved in 2002 were processed, paid and recorded as of December 31, 2002.

                     FOOT LOCKER 401(k) PLAN

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                             as of December 31, 2002

      Description of investment                           Market value
      -------------------------                           ------------
      Federated Max-Cap Index Fund                      $     5,624,610

*     Oppenheimer Quest Balanced Value Fund                   5,554,382

*     Oppenheimer Capital Preservation Fund                   5,322,330

*     Oppenheimer Quest Opportunity Value Fund                3,819,177

*     Oppenheimer Capital Appreciation Fund                   3,491,194

*     Oppenheimer Global Fund                                 3,450,104

      John Hancock Small Cap Equity Fund                      1,145,316

      Fidelity Advisor Mid Cap Fund                             156,713

      Calvert Income Fund                                       136,230

      Fidelity Advisor Dividend Growth Fund                      94,811

*     Oppenheimer Champion Income Fund                           27,091

*     Foot Locker Common Stock Fund                           5,752,581

*     Participant loans receivable (1)                        1,309,934

*     Cash Management Trust                                     130,052
                                                        ---------------

                                                        $    36,014,525
                                                        ===============

*   Party-in-interest as defined by ERISA

(1) 519 loans were outstanding at December 31, 2002, bearing interest at rates ranging from 9.5% to the current rate of 4.25% for newly issued loans.

                 See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                            FOOT LOCKER 401(k) PLAN

                                         By: /s/ Shannon Kelly
                                         -----------------------------
                                             Matrix Capital Bank Trust Services
                                             Trustee of the Plan

Date: June 30, 2003

                             FOOT LOCKER 401(k) PLAN

                                INDEX OF EXHIBITS

Exhibit No. in Item
601 of Regulation S-K                                    Description
---------------------                                    -----------
        23                                       Consent of Independent Auditors

        99.1                                     Certification of Chief Executive
                                                 Officer of the Plan Administrator
                                                 Pursuant to 18 U.S.C. Section
                                                 1350, as Adopted Pursuant to
                                                 Section 906 of the Sarbanes-Oxley
                                                 Act of 2002.

        99.2                                     Certification of Chief Financial
                                                 Officer of the Plan Administrator
                                                 Pursuant to 18 U.S.C. Section
                                                 1350, as Adopted Pursuant to
                                                 Section 906 of the Sarbanes-Oxley
                                                 Act of 2002.